UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law No. 18,045, and the provisions in General Rule No. 30, Section II of the Chilean Superintendence of Securities and Insurance, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

Pursuant to article 37 of Law No. 18,046, the Chairman of the Board of Directors, was notified on March 13, 2018, of the resignation of the director Ms. Susana Tonda Mitri. Such resignation is due to personal reasons, and it will be effective immediately.

The designation of his replacement will be carried out by the shareholders of the Company at the next General Shareholders’ Meeting to be held on April 19, 2018.

Santiago, March 13, 2018

Jaime Cohen Arancibia

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, March 13, 2018